Exhibit 99. (a)(12)

The Cheesecake Factory Incorporated

Statement re: Computation of Ratio of Earnings to Fixed Charges

Computation of Ratio of Earnings to Fixed Charges (Amounts in Thousands)

	Fiscal Year
	2005	2004
Fixed charges
Interest expense	$895	$492

Earnings
Pretax earnings	$129,741	$96,955
Fixed charges	$895	$492
Total earnings	$130,636	$97,447

Ratio of earnings to fixed charges	146:1	198:1